UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106		13D

1	Names of Reporting Persons Darcie S. Glazer Irrevocable Exempt Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 21,503,171

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 21,503,171

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,503,171

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.3%

14	Type of Reporting Person OO

CUSIP No. G5784H106		13D

1	Names of Reporting Persons Darcie Glazer Kassewitz

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 21,503,171

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 21,503,171

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,503,171

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.3%

14.	Type of Reporting Person IN

CUSIP No. G5784H106		13D

1	Names of Reporting Persons DSGT Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,988,897

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,988,897

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,988,897

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person OO (limited liability company)

CUSIP No. G5784H106	13D

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013, as previously amended (the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”).  Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.                            Identity and Background.

Item 2 of the Statement is amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

1)             Darcie S. Glazer Irrevocable Exempt Trust (the “Trust”);

2)             DSGT Holdings LLC (the “LLC”) and

3)             Darcie Glazer Kassewitz (the “Trustee”).

The Trust is organized in the State of Nevada.  The LLC is organized in the State of Delaware.  The Trustee is a citizen of the United States of America and is the trustee of the Trust.  The business address for each of the Reporting Persons is c/o Manchester United plc, Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA.

The present principal occupation of the Trustee is Director of the Issuer and Co-President of the Glazer Family Foundation. The LLC was formed for the purposes of holding shares of the Issuer, and its sole member is the Trust.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                            Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

On August 23, 2017, Red Football LLC transferred 603,806 Class A ordinary shares and 2,385,091 Class B ordinary shares to DSGT Holdings LLC and 18,514,274 Class B ordinary shares to the Trust for no consideration in an estate planning transaction.

CUSIP No. G5784H106	13D

Item 6 below summarizes certain provisions of a line of credit and is incorporated herein by reference.

Item 5.                            Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based 40,025,278 Class A ordinary shares outstanding as of August 15, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Darcie S. Glazer Irrevocable Exempt Trust	21,503,171	35.3%	0	21,503,171	0	21,503,171
Darcie Glazer Kassewitz	21,503,171	35.3%	0	21,503,171	0	21,503,171
DSGT Holdings LLC	2,988,897	7.0%	0	2,988,897	0	2,988,897

The LLC and the Trust are the record holders of 2,385,091 and 18,514,274 Class B ordinary shares, respectively, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder.  The LLC is the record holder of 603,806 Class A ordinary shares.  The Trust is the sole member of the LLC, and in such capacity may be deemed to beneficially own the shares held of record by the LLC. The Trustee is a trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust and the LLC.

(c)                                  Except as reported in Item 4 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A ordinary shares of the Issuer.

(d)                                 None.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

CUSIP No. G5784H106	13D

On August 23, 2017, DSGT Holdings LLC entered into a line of credit with CPPIB Credit Investments Inc. and Albacore Partners I Investment Holdings B DAC, pursuant to which 603,806 Class A ordinary shares and 2,385,091 Class B ordinary shares were provided as security.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.               Materials to be Filed as Exhibits.

Item 7 of the Statement is amended to replace the Joint Filing Agreement previously filed as Exhibit 1 with the exhibit of the same number filed herewith.

Exhibit Number	Description
1	Joint Filing Agreement.

CUSIP No. G5784H106	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 30, 2017

Darcie S. Glazer Irrevocable Exempt Trust

		By:	/s/ Darcie Glazer Kassewitz
		Name:	Darcie Glazer Kassewitz
		Title:	Trustee

Darcie Glazer Kassewitz

/s/ Darcie Glazer Kassewitz
		Name:	Darcie Glazer Kassewitz

DSGT Holdings LLC

		By:	Darcie S. Glazer Irrevocable Exempt Trust, its sole member

		By:	/s/ Darcie Glazer Kassewitz
		Name:	Darcie Glazer Kassewitz
		Title:	Trustee